EXHIBIT 1


NALCO AND EXXON CHEMICAL PLAN ENERGY CHEMICALS JOINT VENTURE

Naperville, Ill., February 3, 1994...Nalco Chemical Company and Exxon Chemical Company, a division of Exxon Corporation, announced today that they have signed a memorandum of understanding to form a worldwide energy chemicals joint venture. The joint venture will include Nalco's U.S. Petroleum Chemicals Division business units, certain petroleum chemicals segments of its international operations, and Exxon Chemical Company's Energy Chemicals worldwide business.

The new company, to be named Nalco/Exxon Energy Chemicals, is targeted to start up by mid-1994, pending government and regulatory approvals and definitive agreements between the two companies. Energy chemicals are used in oil exploration, production, distribution and refining; gas exploration, production and transmission; and petrochemical process industry applications.

Commenting on the move, W. H. Clark, Nalco Chairman and Chief Executive Officer, stated, "The formation of this joint venture greatly strengthens our capability to address the needs of petroleum industry customers worldwide through an expanded network of experienced people, state-of-the-art technology and consultative services. We're both confident and enthusiastic about the future of the joint venture."

Ray B. Nesbitt, Exxon Chemical Company President, said, "The joint venture will be able to take advantage of synergies in business management, technology, product offerings and manufacturing operations. It will be particularly well-positioned as an international competitor with the ability to mobilize resources anywhere in the world to best serve customers."

Nalco Chemical company is a worldwide producer of specialty water, waste and process treatment chemicals with 1993 sales of $1.4 billion.

Exxon Chemical had sales of about $10 billion in 1993 from petrochemical manufacturing and marketing operations around the world.